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                                                                    EXHIBIT 12

                              AMOCO CORPORATION
                         ______________________

               STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                          EARNINGS TO FIXED CHARGES
                     (millions of dollars, except ratios)


                             Six
                            Months
                            Ended            Year Ended December 31,
                           June 30,
                             1998      1997     1996    1995    1994    1993
Determination of Income:
Consolidated earnings
 before income taxes
 and minority interest...    $  932  $3,771   $3,965  $2,404  $2,491  $2,506
Fixed charges expensed by
 consolidated companies..       242     452      412     406     316     350
Adjustments for certain
 companies accounted for
  by the equity method...        59      66       69      25       7      11
Adjusted earnings plus
 fixed charges...........    $1,233  $4,289   $4,446  $2,835  $2,814  $2,867

Determination of Fixed Charges:
Consolidated interest on
 indebtedness (including
 interest capitalized)...    $  193  $  363   $  317  $  317  $  288  $  299
Consolidated rental
 expense representative
 of an interest factor...        49     102      107      89      23      50
Adjustments for certain
 companies accounted for
 by the equity method....        34       7        8       6       5       8
Total fixed charges......    $  276  $  472   $  432  $  412  $  316  $  357

Ratio of earnings to
 fixed charges...........       4.5     9.1     10.3     6.9     8.9     8.0